Mail Stop 3561

January 30, 2006

<u>Via U.S. Mail and Facsimile</u>

John E. Rea
Chief Executive Officer
RG America, Inc.
2100 Valley View Lane, Suite 100
Dallas, TX 75234

    RE: RG America, Inc (the "Company")
            Form 10-KSB for the Fiscal Year Ended December 31, 2004
            Form 10-QSB for the Quarter Ended March 31, 2005
            Form 10-QSB for the Quarter Ended June 30, 2005
            Form 10-QSB for the Quarter Ended September 30, 2005
            File No. 333-80429

Dear Mr. Rea:

        We have reviewed your response letter filed on December 9, 2005 and have the following comments. Where expanded disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are not applicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

        Please respond to confirm that the comment will be complied with, or, if the comment is deemed inappropriate by the Company, advise the staff of the reason thereof. Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-KSB for the year ended December 31, 2004

Consolidated Statements of Changes in Shareholders' Deficit, page 7

1.   We consider your response to prior comment number three to be overly general
        and vague as you do not specifically address the reason(s) why you believe the
        share prices used in the note payable conversions, rather than the valuation based
        upon recent sales of your common stock through private placement offerings, to
        be representative of fair value. Please note that a company that issues equity
        securities to nonemployees for goods and services should measure those equity
        instruments at the fair value of the consideration received or the fair value of the
        equity instruments issued, whichever is more reliable. Generally, companies are
        required to use the value of the equity instruments (e.g. common stock) that they
        issue since that value can be determined more reliably than the value of the goods
        or services they receive and the fair value of the equity instruments is determined
        by using the market price, if publicly traded, or through valuation techniques,
        which is typically the case in privately-held or are non listed securities of a
        private company. In this regard, it is unclear to us why the valuation of your
        common stock used in the conversion of notes payable into 1,109,308 shares of
        common stock differed from the valuation based upon your most recent sales of
        common stock from your private placement offering. Therefore, please explain in
        clear and complete detail why you believe the share prices used in your notes
        payable transactions are appropriate and the basis for your conclusions. Tell us
        how your accounting treatment complies with GAAP and provide us with the
        relevant accounting guidance which supports your treatment. Also, please note
        that issuances of shares exempt from the registration requirements under Section
        4(2) of the Securities Act does not result in an exemption from accounting for
        such shares under GAAP. We may have further common upon receipt of your
        response.

2.   We note your response to prior comment number four. In future filings, please
        explain why the valuation of common stock issued for in the conversion of notes
        payable into 704,420 shares of common stock differed from valuation of your
        common stock at the time the agreement was actually signed. Your revised
        disclosure should include when the agreement was initially reached, the fair value
        of your common stock at such time and when the agreement was actually
        finalized and signed by both parties.

3.   We note your response to prior comment number five and consider your response
        to be overly general as you do not fully address why you believe certain factors
        had an effect on the fair value of your common stock. As discussed in comment

number three above, in transactions where equity instruments are exchanged for goods or services, the fair value of the equity instruments is generally measured at fair value of the consideration received or the fair value of the common stock issued, whichever is more reliable. The fair value of the equity instrument should be determined by using the market price, if publicly traded. In this regard, please tell us why you believe your valuation of common stock of $.55 per share used in the conversion of accounts payable in January 2004 complies with GAAP when your valuation of common stock in your most recent private placement offering indicates that your common stock had a fair value of $.30 per share at the time of the exchange. We may have further comment upon receipt of your response.

Note 7. Acquisitions, page 17

4. We note your response to prior comment number eight but reissue our comment. Your response did not address how your measurement of fair value of common stock issued in connection with your acquisition of PBS complies with the guidance set forth in paragraph 22 of SFAS No. 141 and EITF No. 99-12 which states that the value of marketable equity securities issued to effect a purchase business combination should be determined based on the market price of the securities over a reasonable period of time before and after the terms of the acquisition are agreed to and announced, and that such a period is intended to be very short, such as a few days. You indicate in your response that you had based the valuation of common stock on closing prices during the time of negotiations for the acquisition, which was throughout July 2004 and early August 2004. In this regard, it is unclear how your treatment complies with ETIF No. 99-12 as it appears the significant terms of the acquisition had not yet been agreed to since you were still undergoing negotiations during such timeframe. Please advise. Your response should include the specific date the significant terms of the acquisition were agreed to and announced, and also, an analysis of the market prices of your common stock over a reasonable period before and after such date in accordance with EITF No. 99-12. We may have further comment upon receipt of your response.

Note 9. Stockholders' Deficit, page 22
Issuances of Common Stock, page 22

5. We note your response to prior comment number 11. However, you do not address why you believe the valuation of shares used in these transactions is appropriate or discuss the basis for your conclusions. For each transaction in which the valuation of your shares of common stock was not based upon recent sales of common stock sold through your private placement or the current trading

market price (other than transactions previously addressed under comments numbers 1-3), please tell us how your accounting treatment complies with the guidance provided in paragraph 8 of SFAS No. 123 which states "….all transactions in which goods and services are the consideration received for the issuance of equity instruments shall be accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliable." If the fair value of the goods or services were based on the fair value of the consideration received rather than the fair value of the equity instrument issued, please explain to us and revise future filings to clearly disclose why such treatment was considered to be appropriate and also, tell us the basis used to support your conclusions. We may have further comment upon receipt of your response.

6.   We note your response to prior comment number 12, please revise future filings to disclose in clear and concise detail the facts and circumstances which lead to the unusual circumstance for the valuation of the stock. Also, please explain to us how your accounting treatment complies with paragraph 8 of SFAS No. 123.

Form 10-QSBs for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005

Note 5. Impairment

7.   We have reviewed your response to our prior comment number 17 in which you indicate that the 55,556 shares held in escrow were not subject to return in the event of any specific event or contingency and would be released merely upon the passage of time. Given that there were no contingencies surrounding the release of these shares from escrow, please tell us and explain in your financial statements in further detail why these shares were subsequently returned to the Company. If they were subject to return under any conditions, we continue to believe they should not have been included in the purchase price for PBS in accordance with paragraph 26 of SFAS No.141 and in any event should not have been reflected as a "recovery of an impairment charge" in your financial statements. Please advise or revise as appropriate. We may have further comment upon receipt of your response.

Note 6. Debt
Convertible Debentures

8.   We note your disclosure on page 11 in which $400,000 of your convertible
        debentures and $30,386 in related accrued interest converted into 888,896 and
        67,525 shares of common stock, respectively, at a price of $.45 per share. The
        conversion price of $.45 per share appears to be inconsistent with your disclosure
        on page 11 of Form 10-QSB for the quarter ended March 31, 2005 and also, with
        the conversion price used in the analysis provided as part of your response to
        prior comment number 18, which both indicate the conversion price of the
        convertible debentures to be $.60 per share. Please advise and tell us whether this
        resulted in any consequence for which you were required to account for within
        your financial statements. Refer to the guidance outlined in SFAS No. 84. If not,
        please explain why.

Note 7. Stockholders' Equity
Stock Options

9.   We note your response to prior comment number 20 but reissue our comment as
        you did not address why you believe it is appropriate to continue to use the
        valuation of your common stock from your previous private placements to
        determine or recognize stock-based compensation with respect issuances of stock
        options to both employees and non-employees during fiscal 2005 when it appears
        the trading price has significantly changed since your last private placement in
        August 2004. Also, you indicate in your response that the 833,334 stock options
        issued to two consultants at $.50 per share from January through March 2005 was
        based on a 67% premium due to the immediate vesting terms of the options. In
        this regard, please explain to us how your accounting for stock-based
        compensation with respect to the two consultants complies with the guidance
        outlined in paragraph 8 of SFAS No. 123. We may have further comment upon
        receipt of your response.

Note 9. Related Party Transactions

10.   Please tell us and explain in the notes to your financial statements how the
        commissions, salary payments and consulting fees due to certain of your officers
        and directors that were forgiven during 2005 were accounted for in your financial
        statements. Note that we would expect that the fair value of all services received
        should be reflected as expenses in the Company's financial statements with any
        amounts forgiven accounted for as capital transactions. If these transactions were
        not accounted for in this manner, please revise your financial statements.

Note 10. Subsequent Events

11. Please tell us and explain in the notes to your financial statements how you valued the 1,875,000 restricted shares of common stock issued in connection with the acquisition of Total Professional Restoration Inc. As part of your response and your revised disclosure, please explain how the $.40 per share valuation used complied with the guidance outlined in paragraph 22 of SFAS No.141 and EITF 99-12. Additionally, since the shares vest over the five year term of the sellers employment agreement, please explain why you believe it is appropriate to account for the shares issued as purchase price for the acquisition of Total Professional Restoration Inc. rather than as compensation expense over the five year term of the selling shareholders employment agreement. Additionally, please provide all the disclosures required by paragraph 51 of SFAS No.141 in your upcoming Annual Report on Form 10-KSB. As part of these disclosures, please indicate the dollar amount of debt assumed in the acquisition and provide an allocation of the purchase price to the various categories of assets and liabilities acquired in the acquisition.

12. Please tell us whether you have given any accounting recognition to the conversion feature granted to the seller in connection with the acquisition transaction. As part of your response and your revised disclosure, please indicate the amount of debt to which the conversion price of $.30 per share relates and indicate how you accounted for the option granted.

13. Please tell us how you valued and accounted for the warrants to acquire 2,962,963 shares at $.78 per share that were granted to Laurus in connection with the $1,400,000 convertible minimum borrowing note and the revolving note. As part of your response, please indicate how any debt proceeds received were allocated between the debt and the warrants issued in accordance with APB 14. Additionally, please tell us whether the allocation of the proceeds received resulted in a beneficial conversion feature associated with the convertible minimum note, and what accounting recognition was given to the beneficial conversion feature. Refer to the guidance outlined in EITF 00-27.

* * * * *

You may contact Jean Yu at (202) 551-3305 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief